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January 3, 2020

VIA EDGAR

Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	Amendment No. 2 to Clean Energy Technologies, Inc. Offering Statement
on Form 1-A Filed September 27, 2019 File No. 024-11085

Ladies and Gentlemen,

On behalf of our client Clean Energy Technologies, Inc. (the “Company”), set forth set forth below are the Company’s responses to the comments of the Division of Corporation Finance of the Securities and Exchange Commission, dated December 31, 2019, pertaining to the Company’s Form 1-A originally filed on September 27, 2019 as amended and filed on December 19, 2020. The numbered paragraphs below set forth your letter’s comments, followed by the Company’s responses to those comments.

Use of Proceeds, page 19

1. We note your revised disclosure in response to prior comment 4. Please refer to Instruction 6 to Item 6 of Part II of Form 1-A. If any material part of the proceeds is to be used to discharge indebtedness, describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness.

The Company has revised its disclosure in light of the Staff’s comment. Please see page 20 of the Company’s Form 1-A/A.

Dilution, page 21

2. We note your computations of net tangible book value prior to and after the offering appear to include intangible assets. Please explain to us the basis for including these assets in your computations of net tangible book value or revise your disclosures as appropriate.

Division of Corporate Finance Office of Manufacturing January 3, 2020 Page 2 of 2

Response: The Company has removed the intangible assets from its computation of net tangible book value in the Dilution Table. Please see page 22 of the Company’s Form 1-A/A.

Please feel free to contact the undersigned in connection with any questions regarding this response by email at RJ@Newlawtech.com or at (917) 494-9974.

Yours Sincerely,

THE NEWMAN LAW FIRM, PLLC

/s/ Robert Newman
Name:	Robert Newman
Title:	Managing Member